Exhibit 99.1

DOGNESS (INTERNATIONAL) CORPORATION

INDEX TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

F-1

DOGNESS (INTERNATIONAL) CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	As of December 31,	As of June 30,
	2020	2020
ASSETS
CURRENT ASSETS
Cash	$1,351,532	$1,266,873
Short-term investments	933,910	3,551,968
Accounts receivable from third-party customers, net	3,303,159	1,916,840
Accounts receivable from a related party	497,974	559,465
Inventories, net	4,768,037	2,860,700
Prepayments and other current assets	1,453,973	1,471,612
Advance to suppliers - related party	29,240	-
Total current assets	12,337,825	11,627,458

Property, plant and equipment, net	53,495,926	43,533,512
Right-of-use lease assets, net	5,308,717	5,123,898
Intangible assets, net	2,238,206	2,104,803
Long-term investments in equity investees	1,377,900	1,046,360
Deferred tax assets	128,969	115,230
TOTAL ASSETS	$74,887,543	$63,551,261

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term bank loans	$910,000	$5,142,000
Current portion of long term bank loans	623,669	-
Accounts payable	904,135	705,223
Accounts payable – related parties	3,963	305,215
Due to related parties	2,035,922	25,462
Advances from customers	177,314	152,299
Taxes payable	3,613,007	2,814,411
Accrued expenses and other current liabilities	1,659,472	1,452,408
Operating lease liabilities, current	164,694	172,716
Total current liabilities	10,092,176	10,769,734

Long term bank loans	7,027,723	73,300
Operating lease liabilities, non-current	1,197,195	1,200,299
TOTAL LIABILITIES	18,317,094	12,043,333

Commitments

EQUITY
Common stock, $0.002 par value, 100,000,000 shares authorized, 25,913,631 issued and outstanding
Common stock A	33,689	33,689
Common stock B	18,138	18,138
Additional paid-in capital	53,292,689	53,221,610
Statutory reserve	194,401	191,716
Retained earnings	4,052,634	3,216,071
Accumulated other comprehensive loss	(1,666,480)	(5,787,965)
Total Dogness (International) Corporation stockholders’ equity	55,925,071	50,893,259

Noncontrolling interest	645,378	614,669
Total equity	56,570,449	51,507,928

TOTAL LIABILITIES AND EQUITY	$74,887,543	$63,551,261

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

DOGNESS (INTERNATIONAL) CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	For The Six Months Ended December 31,
	2020	2019

Revenues - third party customers	$11,697,156	$10,887,822
Revenues – related parties	548,351	588,733
Total Revenues	12,245,507	11,476,555

Cost of revenues – third party customers	(7,170,811)	(7,344,048)
Cost of revenues – related parties	(285,258)	(351,601)
Total cost of revenues	(7,456,069)	(7,695,649)
Gross Profit	4,789,438	3,780,906

Operating expenses:
Selling expenses	1,000,340	933,861
General and administrative expenses	2,186,886	2,936,038
Research and development expenses	254,924	148,528
Total operating expenses	3,442,150	4,018,427

Income (loss) from operations	1,347,288	(237,521)

Other expenses:
Interest expense, net	(111,690)	(125,384)
Foreign exchange transaction gain (loss)	(119,082)	46,905
Other income (expenses), net	158,565	(3,766)
Gain from disposition of a subsidiary	5,104	-
Total other expense, net	(67,103)	(82,245)

Income (loss) before income taxes	1,280,185	(319,766)
Provision for income taxes	530,679	104,730
Net income (loss)	749,506	(424,496)
Less: net loss attributable to noncontrolling interest	(89,742)	(41,402)
Net income (loss) attributable to Dogness (International) Corporation	839,248	(383,094)

Other comprehensive income (loss):
Foreign currency translation gain (loss)	4,171,436	(826,508)
Comprehensive income (loss)	4,920,942	(1,251,004)
Less: comprehensive loss attributable to noncontrolling interest	(39,791)	(48,046)
Comprehensive income (loss) attributable to Dogness (International) Corporation	$4,960,733	$(1,202,958)

Earnings (Loss) Per share
Basic	$0.03	$(0.01)
Diluted	$0.03	$(0.01)

Weighted Average Shares Outstanding
Basic	25,913,631	25,913,631
Diluted	25,931,146	25,913,631

The accompanying notes are an integral part of unaudited condensed these consolidated financial statements.

F-3

DOGNESS (INTERNATIONAL) CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED DECEMBER 31, 2020 AND 2019

(Unaudited)

	Common Stock		Additional Paid in	Statutory	Retained	Accumulated Other Comprehensive	Non- controlling
	Shares	Amount	Capital	Reserves	Earnings	Loss	interest	Total

Balance at June 30, 2019	25,913,631	$51,827	$52,827,145	$191,716	$11,657,630	$(3,894,300)	$117,486	$60,951,504
Net loss for the period	-	-	-	-	(383,094)	-	(41,402)	(424,496)
Options granted for services	-	-	323,386	-	-	-	-	323,386
Foreign currency translation loss	-	-	-	-	-	(819,864)	(6,644)	(826,508)
Balance at December 31, 2019	25,913,631	$51,827	$53,150,531	$191,716	$11,274,536	$(4,714,164)	$69,440	$60,023,886

Balance at June 30, 2020	25,913,631	$51,827	$53,221,610	$191,716	$3,216,071	$(5,787,965)	$614,669	$51,507,928
Net income (loss) for the period	-	-	-	-	839,248	-	(89,742)	749,506
Options granted for services	-	-	71,079	-	-	-	-	71,079
Capital contribution made by noncontrolling shareholders	-	-	-	-	-	-	101,913	101,913
Disposition of a subsidiary							(31,413)	(31,413)
Statutory reserve	-	-	-	2,685	(2,685)	-	-	-
Foreign currency translation gain	-	-	-	-	-	4,121,485	49,951	4,171,436
Balance at December 31, 2020	25,913,631	$51,827	$53,292,689	$194,401	$4,052,634	$(1,666,480)	$645,378	$56,570,449

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

DOGNESS (INTERNATIONAL) CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For The Six Months Ended December 31,
	2020	2019

Cash flows from operating activities:
Net income (loss)	$749,506	$(424,496)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:	-	-
Depreciation and amortization	1,278,716	1,241,048
Share-based compensation for services	71,079	323,386
Loss from disposition of fixed assets	1,627	34,420
Gain from disposition of a subsidiary	(5,104)	-
Change in inventory reserve	(750,145)	77,338
Change in bad debt allowance	(15,358)	205,829
Deferred tax benefit	(13,740)	(58,936)
Unrealized foreign exchange loss	97,719	168,416
Amortization of the Right-of-use assets	200,108	301,090
Changes in operating assets and liabilities:
Accounts receivable	(1,274,020)	548,482
Accounts receivable - related parties	103,981	(216,231)
Inventories	(928,376)	(980,685)
Prepayments and other current assets	151,064	(207,510)
Prepayments - related party	(28,209)	-
Accounts payables	(27,636)	164,206
Accounts payables - related parties	(314,991)	619,068
Accrued expenses and other current liabilities	109,793	(203,790)
Advance from customers	13,306	64,412
Operating lease liabilities	(73,603)	(57,218)
Taxes payable	545,767	166,354
Net cash provided by (used in) operating activities	(108,516)	1,765,183

Cash flows from investing activities:
Purchase of property, plant and equipment	(680,780)	(225,789)
Capital expenditures on construction-in-progress	(6,671,861)	(7,346,106)
Proceeds from disposition of fixed assets	-	5,847
Purchase of intangible assets - Land use rights	-	(18,509)
Long-term investments in equity investees	(236,320)	(244,704)
Proceeds upon maturity of short-term investments	2,809,254	3,585,204
Proceeds from disposition of a subsidiary	31,092	-
Net cash used in investing activities	(4,748,615)	(4,244,057)

Cash flows from financing activities:
Capital contribution made by noncontrolling shareholders	101,913	-
Proceeds from short-term bank loans	73,271	4,268,100
Proceeds from long-term bank loans	7,385,000	-
Repayment of short-term bank loans	(4,494,271)	(2,845,400)
Repayment of long-term bank loans	(74,196)	-
Proceeds from (repayment of) related party loans	1,937,517	(82,870)
Net cash provided by financing activities	4,929,234	1,339,830

Effect of exchange rate changes on cash	12,556	(14,588)
Net increase (decrease) in cash	84,659	(1,153,632)
Cash, beginning of period	1,266,873	2,550,152
Cash, end of period	$1,351,532	$1,396,520

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for income tax	$-	$9,538
Cash paid for interest	$209,694	$104,040

Non-Cash Investing Activities
Right-of-assets obtained in exchange for operating lease obligations	$1,562,206	$1,619,732
Transfer from construction-in-progress to fixed assets	$53,780	$-
Additions to construction-in-progress through accounts payable	$165,051	$1,395,707
Transfer from prepayments to construction-in-progress	$-	$112,998

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Dogness (International) Corporation (“Dogness” or the “Company”), is a company limited by shares established under the laws of the British Virgin Islands (“BVI”) on July 11, 2016 as a holding company. The Company, through its subsidiaries, is primarily engaged in the design, manufacturing and sales of various types of pet leashes, pet collars, pet harnesses, intelligent pet products, and retractable leashes with products being sold all over the world mainly through distributions by large retailers. Mr. Silong Chen, the Chairman of the Board and Chief Executive Officer (“CEO”) of the Company is the controlling shareholder (the “Controlling Shareholder”) of the Company by virtue of his ownership of 9,069,000 Class B common shares, which carry three votes per share and, in the aggregate have more than half of the voting power of all common shares.

Reorganization

A Reorganization of the legal structure was completed on January 9, 2017. The Reorganization involved the incorporation of Dogness, a BVI holding company; and Dogness Intelligence Technology (Dongguan) Co., Ltd. (“Dongguan Dogness”), a holding company established under the laws of the People’s Republic of China (“PRC”); and the transfer of Dogness (Hong Kong) Pet’s Products Co., Limited (“HK Dogness”), Jiasheng Enterprise (Hong Kong) Co., Limited (“HK Jiasheng”), and Dongguan Jiasheng Enterprise Co., Ltd. (“Dongguan Jiasheng”; collectively, the “Transferred Entities”) from the Controlling Shareholder to Dogness and Dongguan Dogness. Prior to the reorganization, the Transferred Entities’ equity interests were 100% controlled by the Controlling Shareholder. On November 24, 2016, the Controlling Shareholder transferred his 100% ownership interest in Dongguan Jiasheng to Dongguan Dogness, which is 100% owned by HK Dogness and considered a wholly foreign-owned entity (“WFOE”) in PRC. On January 9, 2017, the Controlling Shareholder transferred his 100% equity interests in HK Dogness and HK Jiasheng to Dogness. After the reorganization, Dogness ultimately owns 100% equity interests of the entities mentioned above.

Since the Company and its wholly-owned subsidiaries are effectively controlled by the same Controlling Shareholder before and after the reorganization, they are considered under common control. The above-mentioned transactions were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

On December 18, 2017, the Company completed its initial public offering (“IPO”) of 10,913,631 Class A common shares at a public offering price of $5.00 per share. The gross proceeds were approximately $54.6 million before deducting the placement agent’s commissions and other offering expenses, resulting in net proceeds of approximately $50.2 million. In connection with the offering, the Company’s Class A common shares began trading on the NASDAQ Global Market on December 20, 2017 under the symbol “DOGZ.”

In January 2018, the Company formed a Delaware limited liability company, Dogness Group LLC (“Dogness Group”), with its operation focusing primarily on pet product sales in the U.S. In February 2018, Dogness Overseas Ltd (“Dogness Overseas”) was established in the British Virgin Islands as a holding company. Dogness Overseas owns all of the interests in Dogness Group.

On March 16, 2018 (the “Acquisition Date”), the Company entered into a share purchase agreement to acquire 100% of the equity interests in Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”) from its original shareholder, Long Kai (Shenzhen) Industrial Co., Ltd (“Longkai”), for a total cash consideration of approximately RMB 71.0 million ($10.7 million) (the “Acquisition”). After the acquisition, Mejia became the Company’s wholly-owned subsidiary.

On July 6, 2018, Dogness Intelligence Technology Co., Ltd. (“Intelligence Guangzhou”) was incorporated under the laws of PRC in Guangzhou City of Guangdong Province in China with a total registered capital of RMB 80 million (approximately $11.3 million). One of the Company’s subsidiaries, Dongguan Jiasheng, owns 58% of Intelligence Guangzhou, with the remaining 42% ownership interest owned by two unrelated entities. Intelligence Guangzhou had immaterial operation since its inception and will conduct research and manufacturing of the Company’s fast-growing intelligent pet products in the future.

F-6

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS (continued)

On February 5, 2019, Dogness Japan Co. Ltd. (“Dogness Japan”) was incorporated in Japan. The Company invested $250,000 for 51% ownership interest in Dogness Japan, with the remaining 49% owned by an unrelated individual. Due to the negative impact of COVID-19 and because no material revenue was generated since its inception, on November 28, 2020, the Board approved to the sale of the Company’s 51% ownership interest to the remaining shareholder of Dogness Japan for cash consideration of JPY3.4 million ($31,092). The disposition transaction was consummated on November 28, 2020. Immediate before the disposition, Dogness Japan’s total assets were $98,752, accounting for only 0.1% of the Company’s consolidated total assets; and total liabilities were approximately $34,644, accounting for only 0.2% of the Company’s consolidated total liabilities. No revenue was reported for the six months ended December 31, 2020. Management determined that this disposition did not represent a strategic shift and had no significant effect on the Company’s operations and financial results; therefore, no discontinued operations were presented. The Company recorded a gain of $5,104 from the disposition of Dogness Japan, as included in the unaudited condensed consolidated financial statements for the six months ended December 31, 2020.

Dogness Pet Culture (Dongguan) Co., Ltd. (“Dogness Culture”) was incorporated on December 14, 2018 with registered capital of RMB 10 million (approximately $1.4 million). The capital was not paid and there were no active business operations. On January 15, 2020, the Company’s subsidiary, Dongguan Dogness, entered into an agreement with the original shareholder of Dogness Culture, who is related to Mr. Silong Chen, the Chief Executive Officer, by which Dongguan Dogness acquired 51.2% ownership interest of Dogness Culture for a nominal fee. The remaining equity interest of 48.8% was also transferred to other two third parties for a nominal fee. Dongguan Dogness thereafter contributed cash consideration of RMB 5.12 million (approximately $0.78 million) on April 16, 2020 along with other two shareholders’ capital contributions of RMB 4.88 million (approximately $0.75 million). Dogness Culture mainly focuses on developing and expanding pet food market in China in the near future.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the U.S. generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended December 31, 2020 and 2019 are not necessarily indicative of the results that may be expected for the full year. The information included in this interim report should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the financial statements and notes thereto included in the Company’s annual financial statements in form 20-F for the fiscal year ended June 30, 2020 as filed with the SEC on October 30, 2020.

The Company’s consolidated financial statements reflect the operating results of the following entities:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Dogness (International) Corporation (“Dogness” or the “Company”)	July 11, 2016	BVI	Parent, 100%	Holding Company
Dogness (Hongkong) Pet’s Products Co., Limited (“HK Dogness”)	March 10, 2009	Hong Kong	100%	Trading
Jiasheng Enterprise (Hong Kong) Co., Limited (“HK Jiasheng”)	July 12, 2007	Hong Kong	100%	Trading
Dogness Intelligence Technology (Dongguan) Co., Ltd. (“Dongguan Dogness”)	October 26, 2016	Dongguan, China	100%	Holding Company
Dongguan Jiasheng Enterprise Co., Ltd. (“Dongguan Jiasheng”)	May 15, 2009	Dongguan, China	100%	Development and manufacturing of pet leash products
Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”)	July 9,2009	Zhangzhou, China	100%	Manufacturing of pet leash products
Dogness Overseas Ltd (“Dogness Overseas”)	February 8, 2018	BVI	100%	Holding Company
Dogness Group LLC (“Dogness Group”)	January 23, 2018	Delaware, United States	100%	Pet products trading
Dogness Intelligence Technology Co., Ltd. (“Intelligence Guangzhou”)	July 6, 2018	Guangzhou, China	58%	Research and manufacturing of intelligent pet products
Dogness Japan Co. Ltd. (“Dogness Japan”)	February 5, 2019	Osaka, Japan	51%	Developing and expanding pet food market, disposed on November 28, 2020
Dogness Pet Culture (Dongguan) Co. Ltd. (“Dogness Culture”)	December 14, 2018	Dongguan, China	51.2%	Developing and expanding pet food market

F-7

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Noncontrolling interests

As of December 31, 2020, noncontrolling interests represent 42.0% and 48.8% noncontrolling shareholders’ interests in Intelligence Guangzhou and Dogness Culture, respectively. The noncontrolling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Noncontrolling interests in the operating results of the Company are presented on the face of the unaudited condensed consolidated statements of operations and comprehensive income (loss) as an allocation of the total income or loss between noncontrolling interest holders and the shareholders of the Company.

Use of Estimates

In preparing the unaudited condensed consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, inventories, advances to suppliers, useful lives of property, plant and equipment, intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, and realization of deferred tax assets. Actual results could differ from those estimates.

Cash

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Company maintains most of its bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Short-term Investments

The Company’s short-term investments consist of wealth management financial products purchased from PRC banks with maturities within one month to twelve months. The banks invest the Company’s funds in certain financial instruments including money market funds, bonds or mutual funds, with rates of return on these investments ranging from 1.75% to 3.95% per annum. The carrying values of the Company’s short-term investments approximate fair value because of their short-term maturities. The interest earned is recognized in the unaudited condensed consolidated statements of operations and comprehensive income (loss) over the contractual term of these investments.

The Company had short-term investments of $933,910 and $3,551,968 as of December 31, 2020 and June 30, 2020, respectively. The Company recorded interest income of $34,789 and $147,971 for the six months ended December 31, 2020 and 2019, respectively.

Accounts Receivable, net

Accounts receivable are presented net of allowance for doubtful accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the unaudited condensed consolidated statements of operations and comprehensive income (loss). Delinquent account balances are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. Allowance for uncollectible balances amounted to $10,047 and $23,982 as of December 31, 2020 and June 30, 2020, respectively.

F-8

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventories, net

Inventories are stated at net realizable value using the weighted average method. Costs include the cost of raw materials, freight, direct labor and related production overhead. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories.

Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The Company evaluates inventories on a quarterly basis for its net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and future demand of each type of inventories. As of December 31, 2020, for certain obsolete, slow-moving and damaged fabric and leather raw materials and metal components or parts used in the manufacturing the Company’s pet leash and other pet products, the Company recorded inventory reserve of $1,158,551. During the six months ended December 31, 2020, the Company disposed approximately $0.7 million of these obsolete and damaged inventory. As a result, inventory reserve has been written down to $475,935 as of December 31, 2020.

Prepayment

Prepayment primarily consists of advances to suppliers for purchasing of raw materials that have not been received, and prepayment to a landlord for lease of a piece of land in order to build a warehouse in the near future. These advances are interest free, unsecured and short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. No impairment was recorded as of December 31, 2020 and June 30, 2020, as the Company considers all of the prepayment to be fully realizable.

Property, Plant and Equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets, as follows:

Useful life
Buildings	10-50 years
Leasehold improvement	Lesser of useful life and lease term
Machinery equipment	5-10 years
Transportation vehicles	5 years
Office equipment and furniture	5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments that substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the unaudited condensed consolidated statements of operations and other comprehensive income (loss) in other income or expenses.

Construction-in-Progress (“CIP”)

Construction-in-progress represents property and buildings under construction and consists of construction expenditures, equipment procurement, and other direct costs attributable to the construction. Construction-in-progress is not depreciated. Upon completion and ready for intended use, construction-in-progress is reclassified to the appropriate category within property, plant and equipment.

Interest expense on outstanding debt is capitalized during the period of significant capital asset construction. Capitalized interest on construction-in-progress is included within property, plant and equipment and is amortized over the life of the related assets.

F-9

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible Assets, net

Intangible assets consist primarily of a customized software system purchased from a third-party vendor, used for accounting and production management and land use rights. Under PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use parcels of land for specified periods of time. These land use rights are sometimes referred to informally as “ownership.”

Intangible assets are stated at cost less accumulated amortization. Customized software systems are amortized using the straight-line method over the estimated useful economic life of 10 years. Land use rights are amortization using the straight-line method over the estimated useful life of 50 years, which is determined in connection with the term of the land use rights.

Long-term Investments in Equity Investees

On July 1, 2018, the Company adopted Accounting Standards Codification (“ASC”) 321 “Investments—Equity Securities” (“ASC 321”). In accordance with ASC 321, equity securities over which the Company has no significant influence (generally less than a 20% ownership interest) with readily determinable fair values are accounted for at fair value based on quoted market prices. Equity securities without readily determinable fair values are accounted for either at fair value or using the measurement alternative. Under the measurement alternative, the equity investments are measured at cost, less any impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the Company.

Nanjing Rootaya Intelligence Technology Co., Ltd. (“Nanjing Rootaya”) is an entity incorporated on March 25, 2015 in the PRC and is primarily engaged in development of smart pet products. In July 2018, the Company entered into an equity investment agreement with Nanjing Rootaya to invest RMB 1.25 million ($177,750) for 10% of the ownership interest in Nanjing Rootaya, with the remaining 90% of the ownership interest owned by three unrelated shareholders.

Dogness Network Technology Co., Ltd (“Dogness Network”) is an entity incorporated on November 17, 2017 in the PRC and is engaged in the development and sales of smart pet products. In November 2018, the Company entered into an equity investment agreement with Dogness Network to invest RMB 8.0 million ($1,224,800) for 10% of the ownership interest in Dogness Network. Before the Company’s equity investment, Dogness Network was owned by an unrelated shareholder. As of June 30, 2020, the Company made capital contribution of RMB 4.4 million ($673,640). During six months ended December 31, 2020, the Company made additional capital contribution of RMB 1.6 million ($244,960). As of the date of this filing, the Company intends to make the remaining capital contribution of RMB 2.0 million ($306,200) before June 30, 2021.

Linsun Smart Technology Co., Ltd (“Linsun”) is an entity incorporated on January 25, 2018 in the PRC and is engaged in development and sales of smart pet products. In November 2018, the Company entered into an equity investment agreement with Linsun to invest RMB 3.0 million ($459,300) for 13% of the ownership interest in Linsun, with the remaining 87% of the ownership interest owned by three unrelated shareholders.

The purpose of entering into these equity investment agreements with Nanjing Rootaya, Dogness Network and Linsun was to establish cooperative business with these investees to jointly develop and distribute the Company’s intelligent smart pet products. The Company accounts for the above-mentioned investments using the measurement alternative in accordance with ASC 321.

F-10

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Long-term Investments in Equity Investees (continued)

The Company records the cost method investments at historical cost and subsequently records any dividends received from the net accumulated earnings of the investee as income. Dividends received in excess of earnings are considered a return of investment and are recorded as reductions in the cost of the investments. Investment in equity investees is evaluated for impairment when facts or circumstances indicate that the fair value of the investment is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

As of June 30, 2020, based on the financial condition and operating performance of Nanjing Rootaya, a full impairment loss of $177,750 was applied against this investment. For the Company’s investments in Dogness Network and Linsun, no material impairment indicator was noted as of June 30, 2020 and December 30, 2020 because their operation results indicated net income and cash inflows.

As of December 31, 2020 and June 30, 2020, the Company’s long-term investments in equity investees amounted to $1,377,900 and $1,046,360, respectively.

Fair Value of Financial Instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 - inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, short-term investments, accounts receivable, inventories, prepayments and other current assets, accounts payable, advance from customers, taxes payable, accrued expenses and other current liabilities, current portion of lease liabilities, and short-term bank loans approximate their fair values because of the short-term nature of these instruments. The Company’s long-term investments are accounted for using the measurement alternative in accordance with ASC 321, which also approximate their recorded values.

The Company believes that the carrying amount of long-term loans approximates fair value at December 31, 2020 and June 30, 2020 based on the terms of the borrowings and current market rates as the rates of the borrowings are reflective of the current market rates.

F-11

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Long-lived assets impairment

The Company reviews long-lived assets, including definitive-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition below are the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. During the year ended June 30, 2020, the Company disposed approximately $1.2 million outdated and fully depreciated equipment and machinery (see Note 6). Given the Company’s net loss position in fiscal 2020, the Company further assessed that the expected future cash flow generated from certain machinery and equipment used to manufacture the Company’s low-end traditional pet products would not recover their carrying value, as a result, the Company recorded an additional impairment of $281,680 on these fixed assets for the six months period ended June 30, 2020. No impairment was recorded for the six months ended December 31, 2020.

Leases

The Company adopted ASU No. 2016-02—Leases (Topic 842) since July 1, 2019, using a modified retrospective transition method permitted under ASU No. 2018-11. This transition approach provides a method for recording existing leases only at the date of adoption and does not require previously reported balances to be adjusted. In addition, we elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed us to carry forward the historical lease classification. Adoption of the new standard resulted in the recording of additional lease assets and lease liabilities of approximately $5.1 million and $1.4 million, respectively, as of July 1, 2019. The standard did not materially impact our consolidated net earnings and cash flows.

Revenue Recognition

On July 1, 2018, the Company adopted ASC 606 Revenue from Contracts with Customers, using the modified retrospective approach. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

Revenue is recognized when obligations under the terms of a contract with the Company’s customers are satisfied. Satisfaction of contract terms occur with the transfer of title of the Company’s products to the customers. Net sale is measured as the amount of consideration the Company expects to receive in exchange for transferring the goods to the wholesaler and retailers.

F-12

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

The amount of consideration the Company expects to receive consists of the sales price adjusted for any incentives if applicable. Such incentives do not represent a standalone value and are accounted for as a reduction of revenue in accordance with ASC 606. For the six months ended December 31, 2020 and 2019, the Company did not provide any sales incentives to its customers.

Incidental promotional items that are immaterial in the context of the contract are recognized as expense. Fees charged to customers for shipping and handling are included in net sales and the related costs incurred by the Company are included in cost of goods sold. In applying judgment, the Company considered customer expectations of performance, materiality and the core principles of ASC Topic 606. The Company’s performance obligations are generally transferred to the customer at a point in time. The Company’s contracts with customers generally do not include any variable consideration.

The Company’s revenue is primarily generated from the sales of pet products, including leashes, accessories, collars, harnesses and intelligent pet products, to wholesalers and retailers. Revenue is reported net of all value added taxes (“VAT”). The Company does not routinely permit customers to return products and historically, customer returns have been immaterial.

During the six months ended December 31, 2020, the Company started to provide ribbon dyeing service to customers. The Company utilizes its manufacturing capability and color dyeing technology to provide dyeing solutions to customers and apply dyes or pigments on ribbons made of textile materials such as fibers, yarns and fabrics to achieve customer desired color fastness and quality. The Company recognizes revenue at the point when dyeing solutions and related services are rendered, products after dyeing are delivered and accepted by the customers. The Company earned service fees of approximately $482,376 for the six months ended December 31, 2020.

Contract Assets and Liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit quality. Contact assets are recognized for in related accounts receivable. Contract liabilities are recognized for contracts where payment has been received in advance of delivery. The contract liability balance can vary significantly depending on the timing of when an order is placed and when shipment or delivery occurs.

As of December 31, 2020 and June 30, 2020, other than accounts receivable and advances from customers, the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by product and service types and geographic areas, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the six months ended December 31, 2020 and 2019 are disclosed in Note 16 of this unaudited condensed consolidated financial statements.

F-13

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Research and development costs

Research and development expenses include costs directly attributable to the conduct of research and development projects, including the cost of salaries and other employee benefits, testing expenses, consumable equipment and consulting fees. All costs associated with research and development are expensed as incurred.

Income Taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Income taxes are accounted for using the asset and liability approach. Under this approach, income tax expense is recognized for the amount of taxes payable or refundable for the current year. Deferred income taxes assets and liabilities are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of December 31, 2020, the Company had income tax payable of approximately $3.6 million, primarily related to the unpaid income tax in China. Based on statutory surcharge for overdue tax payment, the Company recorded surcharge of $527,110 as part of the income tax provision as reflected in the consolidated statements of operations and comprehensive income (loss) for the six months ended December 31, 2020. The Company expects to settle the income tax liabilities in fiscal 2021 when the 2020 annual income tax return is assessed by the local tax authority. As of December 31, 2020, all of the Company’s tax returns of its PRC Subsidiaries, Hong Kong subsidiaries, and U.S subsidiary remain open for statutory examination by relevant tax authorities.

Value added tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rates range up to 17% (starting from May 1, 2018, VAT rate was lowered to 16%, and starting from April 1, 2019, VAT rate was further lowered to 13%), depending on the type of products sold. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable or receivable net of payments in the accompanying consolidated financial statements. Further, when exporting goods, the exporter is entitled to some or all of the refund of the VAT paid or assess.

Since a majority of the Company’s products are exported to the U.S. and Europe, the Company is eligible for VAT refunds when the Company completes all the required tax filing procedures. All of the VAT returns of the Company have been and remain subject to examination by the tax authorities for five years from the date of filing.

F-14

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings (loss) per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended December 31, 2020, the effect of potential shares of common stock from the unexercised options was dilutive since the exercise prices for the options were lower than the average market price. For the six months ended December 31, 2019, given the Company’s net loss position, potential shares of common stock from the unexercised options are excluded from diluted net (loss) per share as such amounts are anti-dilutive. For the six months ended December 31, 2020 and 2019, the effect of potential shares of common stock from the warrants was anti-dilutive since the exercise prices were higher than the average market price (See Note 14).

Share-Based compensation

The Company follows the provisions of ASC 718, “Compensation - Stock Compensation,” which establishes the accounting for employee stock-based awards. For employee stock-based awards, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight-line basis over the requisite service period for the entire award. For the non-employee stock-based awards, the fair value of the awards to non-employees are measured at the grant date based on the fair value of the award and is recognized as expense based on the contractual term or a shorter expected term.

Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of the operations of HK Dogness, HK Jiasheng, Dongguan Dogness, Dongguan Jiasheng, Meijia, Intelligence Guangzhou and Dogness Culture are determined using RMB, the local currency, as the functional currency. Dogness Japan uses Japanese Yen as the functional currency, while Dogness Overseas and Dogness Group use U.S Dollar as their functional currency.

The Company’s financial statements are reported using U.S. Dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the unaudited condensed consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in unaudited condensed consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the unaudited condensed consolidated statement of operations and comprehensive income (loss).

The following table outlines the currency exchange rates that were used in creating the unaudited condensed consolidated financial statements:

	Six months ended December 31, 2020		Six months ended December 31, 2019		June 30, 2020
Period End spot rate	US$1=RMB 6.5326	US$1=JPY 103.2	US$1=RMB 6.9680	US$1=JPY 108.6	US$1=RMB 7.0721	US$1=JPY 107.5
Average rate	US$1=RMB 6.7715	US$1=JPY 105.3	US$1=RMB 7.0289	US$1=JPY 108.0	US$1=RMB 7.0323	US$1=JPY 107.5

F-15

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currency.

Concentrations and Credit Risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

As of December 31, 2020 and June 30, 2020, $1,007,305 and $879,040 of the Company’s cash and cash equivalents was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. In addition, the Company’s short-term investments deposited with PRC banks are also not insured.

As of December 31, 2020, four customers accounted for 80% of the Company’s total accounts receivable, with related party customer Guangdong Dogness Network accounted for 13%, and three third party customers accounted for 28%, 27% and 12% of the Company’s total accounts receivable, respectively. As of June 30, 2020, four customers aggregately accounted for 73% of the Company’s total accounts receivable, with related party customer Guangdong Dogness Network accounted for 23%, and three third party customers accounted for 20%, 17% and 13% of the Company’s total accounts receivable, respectively.

For the six months ended December 31, 2020 and 2019, export sales accounted for 47.5% and 46.5% of the Company’s total revenue, respectively. For the six months ended December 31,2020, three customers accounted for 31.4%, 12.4% and 6.3% of the Company’s total revenue, respectively. For the six months ended December 31, 2019, four customers accounted for 25.2%, 6.2%, 5.9% and 5.3% of the Company’s total revenue, respectively.

For the six months ended December 31, 2020, two suppliers accounted for 26.1% of the Company’s total raw materials purchases, with related party supplier Linsun and a third-party supplier accounted for 15.6% and 10.5% of the Company’s total raw material purchases, respectively. For the six months ended December 31, 2019, two suppliers accounted for 33.1% of the Company’s total raw materials purchases, with related party supplier Linsun and a third-party supplier accounted for 20.9% and 12.2% of the Company’s total raw material purchases, respectively.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current year presentation, such as reclassification of negative VAT tax payable as VAT tax recoverable, and segregation of capital expenditure on construction-in-progress out of capital expenditure on property, plant and equipment. These reclassifications had no effect on the reported revenues, net income (loss) and cash flows.

F-16

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and Uncertainties

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

The Company’s operations may be further affected by the ongoing outbreak of COVID-19 which in March 2020, had been declared as a pandemic by the World Health Organization. To reduce the spread of the COVID-19, the Chinese government has employed measures including city lockdowns, quarantines, travel restrictions, suspension of business activities and school closures. Due to difficulties resulting from the COVID-19 outbreak, including, but not limited to, the temporary closure of the Company’s factory and operations beginning in early February until late March 2020, limited support from the Company’s employees, delayed access to raw material supplies and inability to deliver products to customers on a timely basis, the Company’s business was negatively impacted and generated lower revenue and net income during the period from February to March 2020 as compared to same period of 2019.

Although the Company resumed its operations in late March 2020 and received and fulfilled increased customer sales orders in the second half of 2020, and the COVID-19 impact on the Company’s operating results and financial performance for the six months ended December 31, 2020 seems to be temporary, a resurgence could negatively affect the execution of customer contracts, the collection of customer payments, disruption of the Company’s supply chain and restriction of the Company’s sales to international market. The continued uncertainties associated with COVID 19 may cause the Company’s revenue and cash flows to underperform. The extent of the future impact of COVID-19 is still highly uncertain and cannot be predicted as of the date the Company’s interim financial statements are released.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

Recent Adopted Accounting Pronouncements

In August 2018, the FASB Accounting Standards Board issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for all entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures were adopted on a retrospective basis and the new disclosures were adopted on a prospective basis. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

Recent Accounting Pronouncements not yet adopted

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by Accounting Standards Update 2018-19, Accounting Standards Update 2019-04, Accounting Standards Update 2019-05. In January 2020, the FASB issued ASU 2020-2, “Financial Instruments – Credit Losses (Topic 326) and Leases (Topic 842): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (Topic 842), February 2020” (“ASU 2020-02”). ASU 2020-02 added and amended SEC paragraphs in the Accounting Standards Codification to reflect the issuance of SEC Staff Accounting Bulletin No. 119, related to the new credit losses standard, and comments by the SEC staff related to the revised effective date of the new standard. For public entities, ASU 2016-13 and its amendments is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As an emerging growth company, we plan to adopt this guidance effective January 1, 2023. We are currently evaluating the impact of our pending adoption of ASU 2016-13 on our consolidated financial statements.

F-17

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements not yet adopted (continued)

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. ASU 2019-12 is intended to simplify accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years, with early adoption permitted. The Company does not expect adoption of the new guidance to have a significant impact on the Company’s financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) (“ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company beginning January 1, 2021. The Company is currently evaluating the effect of adopting this ASU on the Company’s financial statements.

NOTE 3 – LIQUIDITY

As reflected in the unaudited condensed consolidated financial statement, the Company had cash used in operating activities of $108,516 for the six months ended December 31, 2020. As of December 31, 2020, the Company had future minimum capital expenditure commitment on its construction-in-progress projects of approximately $5.8 million within the next twelve months and additional $12.0 million for the next five years. In addition, the Company had unpaid tax liabilities of $3.6 million as of December 31, 2020, which may be required to be settled with local tax authority in the near future. Furthermore, the ongoing outbreak of COVID-19 may continue to negatively impact the Company’s business operations. A resurgence could negatively affect the Company’s ability to fulfill customer sales orders and collect customer payments timely, or disrupt the Company’s supply chain. As a result, there is a possibility that the Company’s revenue and cash flows may underperform in the next 12 months.

In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources in the future, and its operating and capital expenditure commitments. For the six months ended December 31, 2020, the Company’s revenue increased by approximately $0.8 million as compared to the six months ended December 31, 2019. As a result, the Company reported a net income of approximately $0.7 million for the six months ended December 31, 2020. In addition, the Company’s working capital increased by approximately $1.4 million from approximately $0.9 million as of June 30, 2020 to approximately $2.3 million as of December 31, 2020.

As of December 31, 2020, the Company had cash of approximately $1.4 million. The Company also had short-term investments of approximately $0.9 million using the 2017 remaining IPO proceeds to purchase interest-bearing short-term investments from the banks and such short-term investments have maturities ranging from one to three months. These short-term investments are highly liquid and can be used as working capital when needed. In addition, the Company had total outstanding accounts receivable of approximately $3.8 million, of which approximately $3.4 million or 90.4% has been subsequently collected back during January to April 2021 (including $3.2 million accounts receivable collected from third party customers and $0.2 million accounts received collected from related party customers), and become available for use as working capital.

As of December 31, 2020, the Company had outstanding bank loans of approximately $8.6 million from PRC banks (including $910,000 short-term bank loans, approximately $0.6 million current portion of long-term bank loans and approximately $7 million long-term bank loans), among which approximately $1.5 million will be paid within next 12 months. Management expects that it will be able to renew all of its existing bank loans upon their maturity based on past experience and the Company’s good credit history. The Company also borrowed approximately $2.0 million from related party as working capital and such borrowing is interest free and due on demand.

F-18

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – LIQUIDITY (continued)

On January 20, 2021, the Company sold 3,455,130 Class A common shares in a registered offering at the price of $2.15 per common share and raised net proceeds of approximately $6.6 million. In addition, warrants to purchase an aggregate of 1,727,565 common shares for $2.70 per share were issued to the investors and warrants to purchase an aggregate of 276,410 common shares for $2.70 per share were issued as commission to the placement agent in the offering. If fully exercised, the Company would receive aggregate gross proceeds from the warrants of approximately $5.4 million.

The Company currently plans to fund its operations and support its ongoing construction-in-progress projects mainly through cash flow from its operations, remaining cash from its 2017 IPO proceeds, January 2021 equity financing, renewal of bank borrowings, borrowing from related parties and additional equity financing from outside investors, if necessary, to ensure sufficient working capital. However, no assurance can be given that additional financing, if required, would be available on favorable terms or at all. If the available fund is not sufficient to meet the required minimum capital expenditures on the CIP projects, the Company may adjust the CIP capital expenditure budget and slow down the CIP construction to appropriate level.

Based on the current operating plan, management believes that the above-mentioned measures collectively will provide sufficient liquidity for the Company to meet its future liquidity and capital requirement for at least 12 months from the date the unaudited condensed consolidated financial statements are released.

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of December 31, 2020	As of June 30, 2020
	(Unaudited)
Accounts receivable from third-party customers	$3,313,206	$1,940,822
Less: allowance for doubtful accounts	(10,047)	(23,982)
Total accounts receivable from third-party customers, net	3,303,159	1,916,840
Add: accounts receivable - related parties	497,974	559,465
Total accounts receivable, net	$3,801,133	$2,476,305

For the six months ended December 31, 2020 and 2019, the Company recorded a bad debt recovery of $15,358 and a bad debt provision of $205,829, respectively. Allowance for doubtful accounts amounted to $10,047 and $23,982 as of December 31, 2020 and June 30, 2020, respectively. For the six months ended December 31, 2020 and 2019, delinquent account balances of $nil and $205,829 were written off against the allowance for doubtful accounts after management has determined that the likelihood of collection of such receivables became remote.

Approximately RMB 21.2 million ($3.2 million) or 98% of the accounts receivable balance as of December 31, 2020 from third-party customers has been collected as of April 2021.

In connection with the Company’s long-term investments in equity investees as disclosed in Note 2, the Company sold certain intelligence pet products to related parties Linsun and Dogness Network. The outstanding accounts receivable from these related parties amounted to $497,974 as of December 31, 2020, of which $196,025 has been collected as of April 2021 and the remaining balance is expected to be collected by June 2021 (see Note 12).

Allowance for doubtful accounts movement is as follows:

	As of December 31, 2020	As of June 30, 2020
	(Unaudited)
Beginning balance	$23,982	$128,106
Additions	-	755,472
Recovery	(15,358)	-
Write-off	-	(856,383)
Foreign currency translation adjustments	1,423	(3,213)
Ending balance	$10,047	$23,982

F-19

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – INVENTORIES, NET

Inventories consisted of the following:

	As of December 31,	As of June 30,
	2020	2020
	(Unaudited)
Raw materials	$391,935	$140,745
Work in process	999,049	677,301
Finished goods	3,852,988	3,201,205
	5,243,972	4,019,251
Less: inventory allowance	(475,935)	(1,158,551)
Inventory, net	$4,768,037	$2,860,700

Inventory includes raw materials, work in progress and finished goods. Finished goods include direct material costs, direct labor costs and manufacturing overhead.

For the six months ended December 31, 2020 and 2019, the Company recorded inventory reserve of $nil and $77,338, respectively.

During the six months ended December 31, 2020, the Company disposed approximately $0.7 million obsolete and damaged inventory. As a result, inventory reserve has been written down from $1,158,551 as of June 30, 2020 to $475,935 as of December 31, 2020.

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment stated at cost less accumulated depreciation consisted of the following:

	As of December 31,	As of June 30,
	2020	2020
	(Unaudited)
Buildings	$27,802,475	$25,532,908
Machinery and equipment	7,423,963	6,698,443
Office equipment and furniture	1,345,745	765,597
Automobiles	870,806	810,156
Leasehold improvements	5,377,917	5,028,382
Construction-in-progress (“CIP”) (1)	18,391,993	10,647,107
Total	61,212,899	49,482,593
Less: Accumulated depreciation	(7,413,701)	(5,668,986)
Impairment of fixed assets	(303,272)	(280,095)
Property, plant and equipment, net	$53,495,926	$43,533,512

During the year ended June 30, 2020, the Company disposed approximately $1.2 million certain obsolete equipment and machinery and reported a loss from disposition of fixed assets of $1,036,304. Given the Company’s net loss position for the year ended June 30, 2020, the Company further assessed that the expected future cash flow generated from certain machinery and equipment used to manufacture the Company’s low-end traditional pet products would not recover their carrying value, as a result, the Company recorded an additional impairment of $281,680 on these fixed assets for the year ended June 30, 2020. No impairment was recorded for the six months ended December 30, 2020 and 2019, respectively.

Depreciation expense was $1,239,397 and $1,220,245 for the six months ended December 31, 2020 and 2019, respectively. In connection with the $7.7 million long-term bank loans borrowed from Dongguan Rural Commercial Bank, the Company’s subsidiary Meijia pledged its fixed assets of approximately $4.3 million as the collateral to secure the loans. In addition, in connection with the Company’s $0.9 million loan from Cathay Bank, the Company’s U.S. subsidiary Dogness Group pledged its fixed assets as collateral to secure the borrowing (see Note 9).

F-20

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT, NET (continued)

(1) The Company’s CIP primarily consisted of the following:

On March 16, 2018, the Company acquired 100% of the equity interests in Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”) from its original shareholder, for a total cash consideration of RMB 71.0 million ($10.9 million) (See Note 1). After the acquisition, the Company started building its own facilities and office spaces to expand the production capacity in order to fulfill increased customer orders. Total budgeted capital expenditure to bring Meijia manufacturing facility into use was originally estimated to be completed at a cost of RMB 110 million ($16.8 million). The actual costs have been adjusted based on additional works required for waterproofing, sewage pipeline and hazardous waste leakage prevention. As a result, total actual costs incurred as of December 31, 2020, amounted to RMB 118.5 million ($18.1 million). As of December 31, 2020, the Company had future capital expenditure commitment of approximately RMB 80,000 ($12,248). Meijia plant started test operations in August 2019, and has started normal production since December 2019 upon passing the final inspection conducted by the local government. As of December 31, 2020, Meijia plant has substantially reached its designed production capacity and is expected to reach its full production capacity by the end of June 2021.

In addition, the Company’s subsidiary Dongguan Jiasheng is working on a capital project which expanded from the original plan of building a warehouse, to build new manufacturing and operating facilities, which include workshops, office building, security gate, employee apartment building, electrical transformer station and exhibition hall, etc. The original budgeted cost for the construction of the main bodies of the warehouse, employee dormitory, office building and manufacturing facilities amounted to RMB 75 million ($11.5 million). The budget was later adjusted and revised to RMB 233.1 million ($35.7 million) to add costs associated with interior and exterior decoration, parking lots construction, and road and landscaping on top of the original budget. As of December 31, 2020, the Company has spent RMB 117.7 million ($18.0 million) and completed the construction of the main body of the warehouse, employee dormitory, office building and has set up the new manufacturing facilities. As of December 31, 2020, the Company still had future minimum capital expenditure commitment of RMB 115.5 million ($17.7 million) on the decoration of the second floor of the office building, construction of the stone wall and parking lots, and improvement of the landscaping, which is expected to be invested into the CIP project within the next five years whenever the Company has available fund. The project is expected to be fully completed by 2025.

The Company’s subsidiary Dogness Culture is also working on a project to decorate a pet themed retail store. Total budget is RMB 2.15 million ($0.3 million). As of December 31, 2020, the Company has spent RMB 1.1 million ($0.2 million). This project is expected to be fully completed by June 30, 2021.

As of December 31, 2020, future minimum capital expenditures on the Company’s construction-in-progress projects are estimated as follows:

Twelve months ending December 31,	Capital expenditure commitment on Meijia	Capital expenditure commitment on Dongguan Jiasheng	Capital expenditure commitment on pet store under Dogness Culture	Total
2021	$12,248	$5,615,852	$154,887	$5,782,987
2022	-	4,008,850	-	4,008,850
2023	-	3,476,038	-	3,476,038
2024	-	3,002,384	-	3,002,384
2025	-	1,573,101	-	1,573,101
Total	$12,248	$17,676,225	$154,887	$17,843,360

F-21

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT, NET (continued)

Subsequently, from January 2021 to April 2021, the Company made payment of RMB 16.1 million ($2.4 million) on the above-mentioned construction projects. As a result, the Company’s future capital expenditure commitment on CIP has decreased from approximately $17.8 million as of December 31, 2020 to approximately $15.4 million as of the date of this report, as detailed below:

Twelve months ending December 31,	Capital expenditure commitment on Meijia	Capital expenditure commitment on Dongguan Jiasheng	Capital expenditure commitment on pet store under Dogness Culture	Total
2021	$-	$3,159,927	$154,887	$3,314,814
2022	-	4,008,850	-	4,008,850
2023	-	3,476,038	-	3,476,038
2024	-	3,002,384	-	3,002,384
2025	-	1,573,101	-	1,573,101
Total	$-	$15,220,300	$154,887	$15,375,187

The Company plans to fund these CIP projects through working capital generated from operations, bank borrowings, borrowing from related parties, the proceeds received from January 2021 equity financing, as well as other future potential capital raising activities.

NOTE 7 – INTANGIBLE ASSETS, NET

Net intangible assets consisted of the following:

	As of December 31,	As of June 30,
	2020	2020
	(Unaudited)
Software	$230,059	$212,478
Land use right	2,324,996	2,147,318
Less: accumulated amortization	(316,849)	(254,993)
Intangible assets, net	$2,238,206	$2,104,803

Amortization expense was $39,319 and $20,803 for the six months ended December 31, 2020, respectively. In connection with the $7.7 million long-term loans borrowed from Dongguan Rural Commercial Bank, the Company’s subsidiary Meijia pledged its intangible assets of $1.4 million as the collateral to secure the loans (See Note 9)

Estimated future amortization expense is as follows:

Twelve months ending December 31,	Amortization expense
2021	$81,514
2022	81,514
2023	76,491
2024	65,583
Thereafter	1,933,104
Total	$2,238,206

F-22

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – LEASES

The Company has several operating leases for manufacturing facilities and offices. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Rent expense for the six months ended December 31, 2020 and 2019 was $233,857 and $366,236, respectively.

Effective July 1, 2019, the Company adopted the new lease accounting standard using a modified retrospective transition method which allowed the Company not to recast comparative periods presented in its consolidated financial statements. In addition, the Company elected the package of practical expedients, which allowed the Company to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Company has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. The Company combines the lease and non-lease components in determining the ROU assets and related lease obligation. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities as disclosed below and had no impact on accumulated deficit as of December 31, 2020. ROU assets and related lease obligations are recognized at commencement date based on the present value of remaining lease payments over the lease term.

Supplemental balance sheet information related to operating leases was as follows:

December 31, 2020 (Unaudited)
Right-of-use assets, net	$5,308,717

Operating lease liabilities - current	$164,694
Operating lease liabilities - non-current	1,197,195
Total operating lease liabilities	$1,361,889

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2020:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	15.00
Weighted average discount rate	5.79%

The following is a schedule of maturities of lease liabilities as of December 31, 2020:

Twelve months ending December 31,
2021	$237,306
2022	239,089
2023	254,103
2024	261,036
2025	262,998
Thereafter	378,977
Total future minimum lease payments	1,633,509
Less: imputed interest	271,620
Total	$1,361,889

F-23

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – BANK LOANS

Short-term loans consisted of the following:

	As of December 31,	As of June 30,
	2020	2020
	(Unaudited)
Bank of Communications of China (“BCC”):
Effective interest rate at 5.655% (1)	$-	$2,545,200

Industrial and Commercial Bank of China (“ICBC”):
Effective interest rate at 5.655% (2)	-	1,696,800

Cathay Bank
Effective interest rate at 4.25% (3)	910,000	900,000
Total	$910,000	$5,142,000

(1)	In August 2019, the Company entered into two loan agreements with BCC Dongguan Branch to borrow a total of RMB 18 million ($2.5 million) as working capital for one year. The loans bear a variable interest rate based on the prime interest rate set by the People’s Bank of China at the time of borrowing, plus 1.405 basis points. The Company’s subsidiary Meijia pledged its land use right of approximately $2.1 million and buildings of approximately $8.2 million as collaterals to secure these loans (see Note 6 and Note 7). In addition, Mr. Silong Chen, the CEO of the Company, provided personal guarantee for the loans. The Company fully repaid the loans in July 2020 upon maturity.

(2)

On August 9, 2019, Dongguan Jiasheng entered into a loan agreement with ICBC to borrow RMB 12 million ($1.7 million) as working capital for one year. The loan bears a variable interest rate based on the prime interest rate set by the People’s Bank of China at the time of borrowing, plus 1.345 basis points. Mr. Silong Chen, pledged his personal assets as the collateral to secure this loan. Related parties, Mr. Junqiang Chen and Ms. Caiyuan He, relatives of Mr. Silong Chen, and Dongguan Dogness also provided the joint guarantee to this loan. The Company fully repaid the loan in July 2020 upon maturity.

(3)

On February 6, 2020, one of the Company’s U.S. subsidiaries, Dogness Group, obtained a line of credit from Cathay Bank, pursuant to which Dogness Group has the availability to borrow a maximum $1.2 million out of this line of credit for two years at the U.S. prime rate. The loan is guaranteed by the fixed assets of Dogness Group. The purpose of this loan is to expand the business operation and increase the marketing and sales activities in the United States and other international markets.

As of June 30, 2020, the outstanding balance was $900,000. During the six months ended December 31, 2020, Dogness Group borrowed total of $73,271 and made repayment of $63,271. As of December 31, 2020, the outstanding balance was $910,000, which was recorded as current liabilities because Dogness Group plans to repay this loan within one year.

F-24

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – BANK LOANS (continued)

Long-term loan consisted of the following:

	As of December 31,	As of June 30,
	2020	2020
	(Unaudited)
Southwestern National Bank
Paycheck Protection Program (PPP) Loan	$73,300	$73,300

Dongguan Rural Commercial Bank
Effective interest rate at 6.15% and 6.55%	7,578,092	-
Total	$7,651,392	$73,300
Less: current portion of long-term loans	623,669	-
Long-term loans	$7,027,723	$73,300

On May 11, 2020, Dogness Group, applied for and received funding for a loan totaling $73,300 under the U.S. Small Business Administration (“SBA”) Paycheck Protection Program (“PPP”), which is part of the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), enacted on March 27, 2020. Under the terms of the SBA PPP loan, up to 100% of the principal and accrued interest may be forgiven if certain criteria are met and the loan proceeds are used for qualifying expenses such as payroll costs, benefits, rent, and utilities as described in the CARES Act. The interest rate on this loan is 1% per annum and any portion of the principal and accrued interest that is not forgiven is required to be repaid by May 11, 2022. In January 2021, Dogness Group received PPP loan forgiveness notice to waive the principal and accrued interest.

On July 17, 2020, the Company entered into multiple loan agreements with Dongguan Rural Commercial Bank to borrow an aggregate of RMB 50 million ($7.7 million) of loans to support the working capital needs and the construction of the Company’s current CIP projects. The loans have terms of eight years with a maturity date on July 16, 2028. The loans bear a variable interest rate based on the prime interest rate set by the People’s Bank of China at the time of borrowing, plus 1.405 basis points. The Company pledged the land use right of approximately $1.4 million and buildings of approximately $4.3 million from Meijia as collateral to secure total loans of RMB 30 million ($4.6 million). Mr. Silong Chen, the CEO of the Company, pledged personal property as collateral to secure the remaining loans of RMB 20 million ($3.1million). Dongguan Dogness, Meijia and Mr. Silong Chen also provided guarantee for the loans. During the six months ended December 31, 2020, the Company repaid RMB 0.5 million ($0.1 million) with an outstanding balance of RMB 49.5 million ($7.6 million) as of December 31, 2020.

Interest expenses for the above-mentioned loans amounted to $158,269 and $104,040 for the six months ended December 31, 2020 and 2019, respectively.

The Company capitalized interest of $51,425 and $nil related to certain CIP projects expenditures for the six months ended December 31, 2020 and 2019, respectively.

As of December 31, 2020, the Company’s short-term and long-term loans totaled approximately $8.6 million. The repayment schedule for the Company’s bank loans are as follows:

Twelve months ending December 31,	Repayment
2021	$1,533,669
2022	1,024,354
2023	4,035,655
2024	385,010
2025	411,062
2026	438,499
2027	467,770
2028	265,373
Total	$8,561,392

F-25

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – TAXES

(a) Corporate Income Taxes (“CIT”)

Dogness is incorporated in the BVI as an offshore holding company and is not subject to tax on income or capital gain under the laws of BVI.

Under Hong Kong tax laws, subsidiaries in Hong Kong are subject to statutory income tax rate at 16.5% if revenue is generated in Hong Kong and there are no withholding taxes in Hong Kong on remittance of dividends.

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (“FIEs”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. In October 2015, Dongguan Jiasheng, the Company’s main operating subsidiary in PRC, was approved as HNTEs and is entitled to a reduced income tax rate of 15% for three years. On November 28, 2018, Dongguan Jiasheng successfully renewed the High-technology certificate for another three years. The certificate is valid for another three years and is subject to further renewal. EIT is typically governed by the local tax authority in China. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate the local economy. The corporate income taxes for the six months ended December 31, 2020 and 2019 were reported at a reduced rate of 15% as a result of Dongguan Jiasheng being approved as HNTE. The impact of the tax holidays noted above decreased corporate income taxes by $140,015 and $Nil for the six months ended December 31, 2020 and 2019, respectively. The benefit of the tax holidays on net income (loss) per share (basic and diluted) was $0.00 and $Nil for the six months ended December 31, 2020 and 2019, respectively. As of December 31, 2020, all of the Company’s tax returns of its PRC Subsidiaries, Hong Kong subsidiaries and U.S subsidiary remain open for statutory examination by relevant tax authorities.

The provision for income tax consists of the following:

	For the six months ended December 31,
	2020	2019
	(Unaudited)	(Unaudited)
Current income tax provision	$544,419	$176,703
Deferred income tax benefit	(13,740)	(71,973)
Total income tax expense	$530,679	$104,730

Reconciliation of the difference between the income tax provision computed based on PRC statutory income tax rate and the Company’s actual income tax provision for the six months ended December 31, 2020 and 2019 are as follows:

	For the six months ended December 31,
	2020	2019
	(Unaudited)	(Unaudited)
Income tax expense computed based on PRC statutory rate	$320,046	$-
Effect of rate differential for Hong Kong entities	(8,917)	(5,198)
Effect of PRC preferential tax rate	(140,015)	-
Research and development tax credit	(28,679)	(16,709)
Changes in bad debt and inventory reserve	(108,925)	32,241
Change in valuation allowance	(56,940)	-
Surcharge on unpaid income tax	527,110	-
Net operating loss carryforward	-	18,424
Non-deductible expenses:
Stock-based compensation	10,662	48,508
Meals and entertainment	16,337	27,464
Total income tax provisions	$530,679	$104,730

F-26

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – TAXES (continued)

The components of deferred tax assets as of December 31, 2020 and June 30, 2020 consist of the following:

	December 31, 2020	June 30, 2020
	(Unaudited)
Deferred tax assets:
Net operating losses	$1,572,028	$1,515,308
Assets impairment reserve	133,838	233,759
Valuation allowance	(1,576,897)	(1,633,837)
Deferred tax assets, net	$128,969	$115,230

(b) Taxes Payable

The Company’s taxes payable consists of the following:

	December 31, 2020	June 30, 2020
	(Unaudited)
Corporate income tax payable	$3,610,097	$2,813,014
Other tax payable	2,910	1,397
Total taxes payable	$3,613,007	$2,814,411

As of December 31, 2020 and June 30, 2020, the Company had accrued tax liabilities of approximately $3.6 million and $2.8 million, respectively, mostly related to the unpaid income tax and business tax in China. According to PRC taxation regulation, if tax has not been fully paid, tax authorities may impose tax and late payment penalties within three years. In practice, since all of the taxes owed are local taxes, the local tax authority is typically more flexible and willing to provide incentives or settlements with local small and medium-size businesses to relieve their burden and to stimulate the local economy. For the six months ended December 31, 2020, the Company accrued and recorded surcharge for overdue tax payment of $527,110 associated with unpaid income tax liabilities, which was recorded as part of the income tax provision and reflected in the consolidated statements of operations and comprehensive income (loss). Management has discussed with local tax authorities regarding the outstanding tax payable balance after the Company successfully completed its IPO and is in the process of negotiating a settlement plan agreement. Local tax authorities have not made a determination as of December 31, 2020. The Company believes it is likely that the Company can reach an agreement with the local tax authority to fully settle its tax liabilities within fiscal 2021 but cannot guarantee such settlement will ultimately occur.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on the Company’s consolidated financial position or results of operations or liquidity.

F-27

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – COMMITMENTS AND CONTINGENCIES (continued)

Capital Investment Obligation

Dogness Intelligence Technology Co., Ltd.

On July 6, 2018, a new entity called Dogness Intelligence Technology Co., Ltd. (“Intelligence Guangzhou”), was incorporated under the laws of the People’s Republic of China in Guangzhou City, Guangdong Province, China with a total registered capital of RMB 80 million ($12.2 million). The Company’s subsidiary, Dongguan Jiasheng, is required to contribute RMB 46.4 million ($7.1 million) as paid-in capital in exchange for 58% ownership interest in Intelligence Guangzhou. As of December 31, 2020 and as of the date of this filing, Dongguan Jiasheng has not made the capital contribution. Pursuant to the article of incorporation, the Company is required to complete the capital contribution before May 22, 2038.

Zhangzhou Meijia Metal Product Ltd.

Meijia was incorporated under the laws of the People’s Republic of China with a total registered capital of RMB 60.0 million ($9.2 million). As of June 30, 2020, RMB 40.9 million ($6.3 million) capital contribution has been made. During the six months ended December 31, 2020, the Company made additional capital contribution of RMB 1.3 million ($0.2 million) in Meijia. Subsequently, between January and April 2021, the Company made additional capital contributions of RMB 0.5 million ($0.1 million).

As of the date of this filing, pursuant to the articles of incorporation of Meijia, the Company is obligated to contribute the remaining RMB 17.3 million ($2.6 million) capital investment into Meijia before December 30, 2025 whenever the Company has available funds.

Dongguan Jiasheng Enterprise Ltd.

In December 2020, Dongguan Jiasheng amended its Article of Incorporation to increase its registered capital from RMB 50.0 million ($7.6 million) to RMB 55.0 million ($8.4 million). As of June 30, 2020, RMB 39 million ($6.0 million) capital contribution has been made. During the six months ended December 31, 2020, the Company made the remaining capital contribution of RMB 16.0 million ($2.4 million).

Dogness Network

As disclosed in Note 3 above, the Company is required to invest RMB 8.0 million (approximately $1.2 million) in exchange for 10% ownership interest in Dogness Network. As of December 31, 2020, the Company made capital contribution of RMB 6.0 million (approximately $0.9 million) to Dogness Network. As of the date of this filing, the Company intends to make additional capital contribution of RMB 2.0 million ($0.3 million) to Dogness Network before June 30, 2021.

Capital Expenditure Commitment on the CIP

In connection with the Company’s construction-in-progress projects on Meijia and Dongguan Jiasheng, from January 2021 to April 2021, the Company made payments of RMB 16.1 million ($2.4 million) on these projects. As a result, the future minimum capital expenditure commitment on these CIP projects has decreased from approximately $17.8 million as of December 31, 2020 to approximately $15.4 million as of the date of this filing (see Note 6).

F-28

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – RELATED PARTY TRANSACTIONS

The relationship of related parties is summarized as follow:

Name of Related Party	Relationship to the Company
Silong Chen	Chief Executive Officer; Chairman of the Board of Directors
Junqiang Chen and Caiyuan He	Relatives of Mr. Silong Chen
Linsun Smart Technology Co., Ltd (“Linsun”)	Equity investee -10% of the ownership
Dogness Network Technology Co., Ltd (“Dogness Network”)	Equity Investee - 13% of the ownership
Guangdong Dogness Biotechnology Co., Ltd.	Relate to one of the Company’s shareholders
Mark Trade (HK) Limited	Shareholder of Dogness Culture

(1)	Due to related parties

As of December 31, 2020 and June 30, 2020, due to related parties consist of the following:

	As of December 31,	As of June 30,
	2020	2020
	(Unaudited)
Mr. Silong Chen	$2,027,662	$25,462
Mark Trade (HK) Limited	8,260	-
Total	$2,035,922	$25,462

Mr. Silong Chen and affiliated companies periodically provide working capital loans to support the Company’s operations when needed. Such advance was non-interest bearing and due on demand.

(2)	Loan guarantee provided by related parties

In connection with the Company’s bank borrowings, Mr. Silong Chen pledged his personal assets as collateral and signed guarantee agreements to provide guarantee to the Company’s short-term bank loans. Related parties, Mr. Junqiang Chen and Ms. Caiyuan He, the relatives of Mr. Silong Chen, also jointly provided guarantee to the Company’s borrowings from ICBC bank (See Note 9).

(3)	Sales to related parties

Revenue from related parties consisted of the following:

	For the six months ended December 31,
Name	2020	2019
	(Unaudited)	(Unaudited)
Linsun	$-	$73,024
Dogness Network	548,351	515,709
Total	$548,351	$588,733

Cost of revenue associated with the sales to these two related parties amounted to $285,258 and $351,601 for the six months ended December 31, 2020 and 2019, respectively.

F-29

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – RELATED PARTY TRANSACTIONS (continued)

(4)	Accounts receivable from a related party

Accounts receivable from a related party consisted of the following:

	As of December 31,	As of June 30,
	2020	2020
	(Unaudited)
Accounts receivable - related party:
-Dogness Network	$497,974	$559,465
Total	$497,974	$559,465

As of December 31, 2020, total accounts receivable from related parties amounted to $497,974, among which $196,025 has been collected as of April 2021.

(5)	Advances to suppliers- related party

Advances to suppliers to a related party consisted of the following:

	As of December 31,	As of June 30,
	2020	2020
	(Unaudited)
Advances to suppliers- related party
-Linsun	$29,240	$-
Total	$29,240	$-

(6)	Accounts payable to related parties

Accounts payables to related parties consisted of the following:

	As of December 31,	As of June 30,
	2020	2020
	(Unaudited)
Accounts payable - related parties:
-Linsun	$-	$301,555
-Dogness Network	3,963	3,660
Total	$3,963	$305,215

(7)	Purchase from related parties

During the six months ended December 31, 2020, the Company purchased certain pet product components and parts, such as smart pet water and food feeding devices, from Linsun and Dogness Network. Total purchases from Linsun and Dogness Network amounted to $1,004,185 and $1,295,498 in six months ended December 31, 2020 and 2019, respectively.

(8)	Lease arrangement with related parties

On January 2, 2020, Dongguan Jiasheng signed a lease agreement with Linsun, which enabled Linsun to lease part of Dongguan Jiasheng’s new production facilities of approximately 8,460 square meters for ten years. Annual lease payment from Linsun amounted to approximately $240,000 and is subject to 15% increase every three years. For the six months ended December 31, 2020 and 2019, the Company recorded rent income of $119,956 and $Nil, respectively, as other income through leasing the manufacturing facilities to Linsun.

On August 1, 2020, Dongguan Jiasheng signed a lease agreement with Dogness Network, which enabled Dogness Network to lease part of Dongguan Jiasheng’s new production facilities of approximately 580 square meters for ten years. Annual lease payment from Dogness Network amounted to approximately $35,000 and is subject to 15% increase every three years. For the six months ended December 31, 2020 and 2019, the Company recorded rent income of $16,099 and $Nil, respectively, as other income through leasing the manufacturing facilities to Dogness Network.

F-30

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – EQUITY

Common Shares

Dogness was established under the laws of BVI on July 11, 2016. The original authorized number of common shares was 15,000,000 shares with par value of $0.002 each. On April 26, 2017, Shareholders of the Company held a meeting (the “Meeting”) and approved the following resolutions: (i) increase the authorized number of common shares to 100,000,000 shares with par value of $0.002 each, of which 15,000,000 were issued and outstanding; and (ii) reclassify the currently issued and outstanding common shares into two classes, Class A common shares and Class B common shares, which have equal economic rights but unequal voting rights, pursuant to which Class A common shares receive one vote each and Class B common shares receive three votes each. The Meeting approved to reclassify all the shares beneficially owned by Mr. Silong Chen as Class B common shares and all other shares owned by the other shareholders as Class A common shares. As a result, Mr. Silong Chen owns 9,069,000 Class B common shares of par value of $0.002. The rest of the Company’s shareholders as of the date of the meeting owned an aggregated of 5,931,000 Class A common shares of par value of $0.002 each.

Initial Public Offering

On December 18, 2017, the Company completed its initial public offering (“IPO”) of 10,913,631 Class A common shares at a public offering price of $5.00 per share. The gross proceeds were approximately $54.6 million before deducting placement agent’s commission and other offering expenses, resulting in net proceeds of approximately $50.2 million. In connection with the offering, the Company’s Class A common shares began trading on the NASDAQ Global Market on December 20, 2017 under the symbol “DOGZ.”

As of December 31, 2020 and June 30, 2020, the Company had an aggregate of 25,913,631 common shares outstanding, consisting of 16,844,631 Class A and 9,069,000 Class B common shares.

Public Offering Warrants

In connection with and upon closing of the IPO on December 18, 2017, the Company agreed to issue 500,000 warrants to the underwriters and to register herein warrants to purchase up to a total of up to 500,000 Class A common shares (equal to 5% of the aggregate number of Class A common shares sold in the IPO).

These warrants carry a term of three years from the closing of the IPO, and are exercisable at any time, and from time to time, in whole or in part, commencing 180 days from the closing of the IPO and are exercisable at a price equal to $6.25 per share. Management determined that these warrants meet the requirements for equity classification under ASC 815-40 because they are indexed to its own stock. The warrants were recorded at their fair value on the date of grant as a component of shareholders’ equity. As of December 31, 2020, these underwriter warrants were expired.

Statutory Reserve

The Company’s subsidiaries located in mainland China are required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC regulations until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The Company allocated $2,685 and $nil to statutory reserves during the six months ended December 31, 2020 and 2019 in accordance with PRC regulations, respectively. The restricted amounts as determined by the PRC statutory laws totaled $194,401 and $191,716 as of December 31, 2020 and June 30, 2020, respectively.

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DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – EARNINGS (LOSS) PER SHARE

For the six months ended December 31, 2020, the effect of potential shares of common stock from the unexercised options was dilutive since the exercise prices for the options were lower than the average market price. For the six months ended December 31, 2019, unexercised options to purchase 340,000 shares of common stock on a weighted average basis were not included in the calculation of diluted net loss per share as such inclusion would be anti-dilutive.

For the six months ended December 31, 2019, the effect of potential shares of common stock from the warrants was anti-dilutive since the exercise prices were higher than the average market price. The following table presents a reconciliation of basic and diluted net income (loss) per share:

	For the six months ended December 31,
	2020	2019
	(Unaudited)	(Unaudited)
Net income (loss) attributable to the Company	$839,248	$(383,094)
Weighted average number of common shares outstanding - Basic	25,913,631	25,913,631
Dilutive securities -unexercised warrants and options	17,515	-
Weighted average number of common shares outstanding – diluted	25,931,146	25,913,631

Earnings (loss) per share - Basic	$0.03	$(0.01)
Earnings (loss) per share – Diluted	$0.03	$(0.01)

NOTE 15 – OPTIONS

On November 10, 2017, the Company signed a consulting agreement to engage TJ Capital Management, L.P. (“TJ Capital”) to provide strategic consulting services to the Company in matters relating to investor relations, capital markets and shareholder value creation strategy.

As the part of the agreement, TJ Capital was granted stock option to purchase 160,000 shares of the Company’s common stock. The options are exercisable at a purchase price of $1.50 per share with no restriction for sale, among which options 60,000 shares were to vest 7 months after the Company’s IPO date, 50,000 shares were to vest 10 months after the IPO date, and 50,000 shares were to vest 15 months after the IPO date.

On May 23, 2019, the Company signed a service termination agreement with TJ Capital to terminate the consulting agreement previously entered on November 10, 2017. As a result, the options granted under the original service agreement were also cancelled. No stock-based compensation expenses were accrued up to the date of the termination of this agreement, because TJ Capital had not provided the services.

On July 30, 2019, the Company negotiated and signed a new Corporate and Executive Service Agreement with TJ Capital to provide strategic consulting services to the Company relating to services such as investor relations, capital markets and shareholder value creation strategy. The consulting service period is for two years, unless sooner terminated by either party or extended by the agreement of both parties. Pursuant to the agreement, as the compensation for the services, TJ Capital will be granted stock options to purchase 160,000 shares of the Company’s Class A common shares. The options are exercisable at a purchase price of $1.50 per share, and the options shall be deemed to be fully paid at a rate of 6,667 options per month, commencing on August 1, 2019. The options may be exercised at any time following vesting for cash or on a cashless basis. The aggregated fair value of the options granted to TJ Capital was $284,300. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying stock of $2.90; risk free rate of 1.85%; expected term of 2 years; exercise price of the options of $1.50; volatility of 77.0%; and expected future dividends of $Nil. As of December 31, 2020, no options were exercised by TJ Capital and 73,337 options were vested.

On May 28, 2017, the Company signed an employment agreement with Dr. Yunhao Chen, the Chief Financial Officer of the Company. As the part of the compensation, the Company agreed to grant Ms. Chen options to purchase up to 120,000 Class A common shares, at an exercise price of $1.50 per share. The grant was effective at the IPO date and the options vest at a rate of 5,000 per month, beginning one month following completion of the IPO.

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DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – OPTIONS (continued)

The aggregate fair value of the options granted to Dr. Yunhao Chen, the CFO, was $440,840. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying stock of $5.0; risk free rate of 1.84%; expected term of 2 years; exercise price of the options of $1.50; volatility of 69.5%; and expected future dividends of $Nil. As of December 31, 2020, all of 120,000 options were vested and no options were exercised by the CFO.

On May 28, 2017, the Company signed an employment agreement with Mr. Silong Chen, the Chief Executive Officer of the Company. As the part of the compensation, the Company agrees to grant Mr. Chen options to purchase up to 360,000 Class A common shares, at an exercise price of $1.50 per share. The grant was effective at the IPO date and the options vest at a rate of 10,000 per month, beginning one month following completion of the IPO. On October 31, 2019, Mr. Silong Chen voluntarily waived the remaining unvested 140,000 options.

The aggregate fair value of the options granted to Mr. Silong Chen was $1,385,500. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying stock of $5.0; risk free rate of 1.94%; expected term of 3 years; exercise price of the options of $1.50; volatility of 74.7%; and expected future dividends of $Nil. As of December 31, 2020, no options were exercised by the CEO and 220,000 options were vested.

The Company recorded $71,079 and $323,386 stock-based compensation expense for the six months ended December 31, 2020 and 2019, respectively.

As of December 31, 2020, the Company had 453,339 outstanding vested stock options with a weighted average remaining term over 0.15 years and 46,661 unvested stock options with a weighted average remaining term over 0.04 years. The following table summarized the Company’s stock option activity:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life in Years
Outstanding, June 30, 2019	480,000	$1.50	1.22
Exercisable, June 30, 2019	270,000	$1.50	1.14

Granted	160,000	-	-
Cancelled	(140,000)	-	-
Exercised	-	-	-

Outstanding June 30, 2020	500,000	$1.50	0.35
Exercisable, June 30, 2020	413,337	$1.50	0.19

Granted	-	-	-
Cancelled			-
Exercised	-	-	-

Outstanding December 31, 2020	500,000	$1.50	0.19
Exercisable, December 31, 2020	453,339	$1.50	0.15

F-33

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – SEGMENT

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

The management of the Company concludes that it has only one reporting segment. The Company designs, process and manufactures fashionable and high-quality leashes, collars and harnesses to complement cats’ and dogs’ appearances, as well as intelligent pet products. During the six months ended December 31, 2020, the Company started providing dyeing services to external customers. The Company’s products and service have similar economic characteristics with respect to raw materials, vendors, marketing and promotions, customers and methods of distribution. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company, rather than by product and service types or geographic area; hence the Company has only one reporting segment.

Geographic information

The summary of total revenues by geographic market for the six months ended December 31, 2020 and 2019 was as follows:

	For the six months ended December 31,
	2020	2019
	(Unaudited)	(Unaudited)
Mainland China	$6,430,883	$6,138,185
United States	3,235,212	2,283,744
Europe	938,083	1,195,122
Australia	235,819	523,383
Canada	784,403	161,353
Central and South America	50,915	62,641
Japan and other Asian countries and regions	570,192	1,112,127
Total	$12,245,507	$11,476,555

Revenue by products and services

The summary of total revenues by product and service categories for the six months ended December 31, 2020 and 2019 was as follows:

	For the six months ended December 31,
	2020	2019
	(Unaudited)	(Unaudited)
Product sales:
Pet leashes	$1,845,601	$2,533,043
Pet collars	2,846,833	2,764,380
Pet harnesses	791,441	1,025,927
Retractable dog leashes	106,585	427,183
Intelligent pet products	3,383,666	2,110,239
Gift suspender	1,489,852	1,661,916
Other pet accessories	529,954	511,782
Climbing hooks	769,199	442,085
Total revenue from product sales	11,763,131	11,476,555

Service:
Dyeing services	482,376	-
Total revenue from service	482,376	-
Total revenue	$12,245,507	$11,476,555

F-34

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – SUBSEQUENT EVENTS

Equity financing

On January 20, 2021, the Company closed a securities purchase agreement with certain institutional investors for the sale of 3,455,130 Class A common shares in a registered offering at the price of $2.15 per common share. After the payment of expenses, the Company received approximately $6.6 million in net proceeds from the sale of the common shares. In addition, warrants to purchase an aggregate of 1,727,565 common shares for $2.70 per share were issued to the investors and warrants to purchase an aggregate of 276,410 common shares for $2.70 per share were issued as commission to the placement agent in the offering. If fully exercised, the Company would receive aggregate gross proceeds from the warrants of approximately $5.4 million.

Exercise of stock options

Pursuant to the consulting agreement signed between TJ Capital and the Company on July 30, 2019, TJ Capital opted to exercise 10,000 share options on a cashless basis. On February 18, 2021, the Company issued 6,053 common shares to TJ Capital.

Consulting agreement

On April 15, 2021, the Company signed a consulting agreement with Real Miracle Investments Limited (“Real Miracle’) to provide strategic business and marketing consulting services to the Company for nine months from April 15, 2021. As the consideration for the service, Real Miracle is entitled to receive 250,000 shares of the Company’s common stock within ten days upon signing the agreement. On April 28, 2021, these shares were issued to Real Miracle.

F-35